Contact

www.linkedin.com/in/cyndi-monroe-442a376 (LinkedIn)
www.catcorona.org (Company)
www.cyndimonroe.blogspot.com (Blog)

Top Skills

Acting
Advertising
Customer Service

Cyndi Monroe

Owner, Christian Arts and Theatre
Corona

Experience

Christian Arts and Theatre

Owner
October 1998 - Present (23 years 9 months)